SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of October, 2010.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	Correction to ORIX Corporation’s quarterly financial report (shihanki houkokusho) for the three months ended June 30, 2010 filed with the Kanto Financial Bureau in Japan dated October 29, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: October 29, 2010	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

On October 29, ORIX Corporation (“the Company”) filed the following correction to its quarterly financial report (shihanki houkokusho) for the three months ended June 30, 2010 filed with the Kanto Financial Bureau in Japan. An English translation of that quarterly financial report was furnished to the Commission on August 12, 2010. This document is an English translation of the correction:

<Corrected items>

8. Financial Information

Notes to Consolidated Financial Statements

6. Variable Interest Entities

<Corrected contents>

8. Financial Information

Notes to Consolidated Financial Statements

6. Variable Interest Entities

(Before Correction)

(2) Non-consolidated VIEs

June 30, 2010

	Millions of yen
Classification	Total assets	Carrying amount relating to variable interests in the VIE		Maximum exposure to loss (4)
		Debt securities and non-recourse loans	Investments
(a) VIEs for liquidating customer assets	75,155	3,670	9,015	12,685
(b) VIEs for acquisition of real estate and real estate development projects for customers	655,831	87,134	48,039	161,469
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	—	—	—	—
(d) VIEs for corporate rehabilitation support business	—	—	—	—
(e) VIEs for investment in securities	737,005	—	27,777	48,390
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	—	—	—	—
(g) VIEs for securitization of commercial mortgage loans by third parties	701,852	107,405	22,689	130,094
(h) Other VIEs	41,897	1,184	3,790	5,724

Total	2,211,740	199,393	111,310	358,362

(After Correction)

(2) Non-consolidated VIEs

June 30, 2010

	Millions of yen
Classification	Total assets	Carrying amount relating to variable interests in the VIE		Maximum exposure to loss (4)
		Debt securities and non-recourse loans	Investments
(a) VIEs for liquidating customer assets	75,155	3,670	9,015	12,685
(b) VIEs for acquisition of real estate and real estate development projects for customers	789,072	99,665	56,053	182,014
(c) VIEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business	—	—	—	—
(d) VIEs for corporate rehabilitation support business	—	—	—	—
(e) VIEs for investment in securities	737,005	—	27,777	48,390
(f) VIEs for securitizing financial assets such as direct financing lease receivable and loan receivable	—	—	—	—
(g) VIEs for securitization of commercial mortgage loans by third parties	701,852	10,282	23,293	33,575
(h) Other VIEs	41,897	1,184	3,790	5,724

Total	2,344,981	114,801	119,928	282,388